UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 4, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(Harmony and/or the Company)

INTERIM RESULTS FOR THE SIX-MONTH PERIOD ENDED 31 DECEMBER 2024 (H1FY25)

STELLAR RESULTS DRIVE RECORD INTERIM FREE CASH FLOW GENERATION AND RECORD DIVIDEND PAYOUT

Johannesburg. Tuesday, 4 March 2025. Harmony Gold Mining Company Limited is pleased to announce its interim results for the six-month period ended 31 December 2024 (“H1FY25”).

"The excellent H1FY25 results are on the back of our unwavering commitment to improving our safety performance and delivering consistent, predictable production.

While we have historically been a gold producer, we are on the cusp of introducing near-term copper which will further de-risk and diversify our production profile.

Harmony continues to generate stellar cash flows, and our balance sheet is robust, flexible and in a significant net cash position. The gold price has continued to rally since the beginning of the 2025 calendar year, enhancing our strong financial position.

We remain disciplined and responsible with our capital allocation, and we will not deviate from our risk-based approach to decision-making. Having a balanced approach to capital allocation will enable us to deliver on our growth aspirations and ensure we continue to create real long-term value for our shareholders and our stakeholders.

This is mining with purpose,” says Beyers Nel, Chief Executive Officer of Harmony.

Key highlights of H1FY25 are:

•Safety remains our priority with group LTIFR at 5.52 per million hours worked and still below 6.00
•19% increase in group gold revenue to R35 447 million (US$1 976 million) from R29 705 million (US$1 590 million)
•33% increase in net profit to R7 929 million (US$445 million) from R5 960 million (US$320 million)

•Operating free cash flow, up 46% to R10 392 million (US$579 million) driven by the high average gold price received
•Strong, flexible balance sheet in a record net cash position of R7 283 million (US$386 million)
•33% increase in headline earnings per share to 1 270 SA cents (71 US cents) per share from 956 SA cents (51 US cents) per share
•Earnings per share (EPS) increased by 32% to earnings of 1 265 SA cents per share (71 US cents) from a comparative EPS of 956 SA cents (51 US cents) per share
•A record interim dividend declared of 227 SA cents (approximately 12.30 US cents) per share (December 2023: 147 SA cents (7.61 US cents))
•Record interim dividend payout of R1 441 million (US$78 million)
•In line with plan, total gold production was down by 4% to
24 816kg (797 854oz) from 25 889kg (832 349oz), tracking ahead of guidance
•2% increase in underground recovered grades to 6.40g/t from 6.29g/t, higher than guidance and demonstrates improvement in quality of ounces
•Group all-in sustaining costs (AISC) below guidance, increasing by 15% to R972 261/kg (US$1 686/oz) from R843 043/kg (US$1 403/oz)
•23% increase in average gold price received to R1 405 020/kg (US$2 437/oz) from R1 141 424/kg (US$1 900/oz)
•FY25 production, grade, cost and capital guidance remains unchanged.

OPERATING RESULTS

		Six months ended 31 December 2024	Six months ended 31 December 2023	% Change
Underground recovered grade	g/t	6.40	6.29	2
Gold price received	R/kg	1 405 020	1 141 424	23
	US$/oz	2 437	1 900	28
Gold produced total	kg	24 816	25 889	(4)
	oz	797 854	832 349	(4)
SA high-grade underground	kg	8 985	8 045	12
	oz	288 875	258 652	12
SA optimised underground	kg	9 085	10 307	(12)
	oz	292 090	331 378	(12)
SA surface operations	kg	4 256	4 526	(6)
	oz	136 834	145 514	(6)
International (Hidden Valley)	kg	2 490	3 011	(17)
	oz	80 055	96 805	(17)
Group cash operating costs	R/kg	813 791	715 617	(14)
	US$/oz	1 411	1 191	(18)
Group all-in sustaining costs (AISC)	R/kg	972 261	843 043	(15)
	US$/oz	1 686	1 403	(20)
Group all-in cost (AIC)	R/kg	1 043 918	903 619	(16)
	US$/oz	1 810	1 504	(20)
Group operating free cash flow	R million	10 392	7 112	46
	US$ million	579	381	52
Average exchange rate	R:US$	17.94	18.68	(4)

FINANCIAL RESULTS

		Six months ended 31 December 2024	Six months ended 31 December 2023	% Change
Basic earnings per share	SA cents	1 265	956	32
	US cents	71	51	39
Headline earnings	R million	7 892	5 919	33
	US$ million	440	317	39
Headline earnings per share	SA cents	1 270	956	33
	US cents	71	51	39

FY25 group production, cost and grade guidance

FY25 production guidance for the group remains unchanged at between 1 400 000 ounces to 1 500 000 ounces. FY25 AISC guidance also remains unchanged at between R1 020 00/kg and R1 100 000/kg. Underground grade guidance remains unchanged at above 5.80g/t. Despite the strong performance in the first half of the financial year, the third quarter is traditionally our slowest quarter due to the January start up.
Notice of Interim Gross Cash Dividend

Our dividend declaration for the six months ended 31 December 2024 is as follows:
Declaration of interim gross cash ordinary dividend no. 96
The Board has approved, and notice is hereby given, that an interim gross cash dividend of 227 SA cents (12.29686 US cents*) per ordinary share in respect of the six months ended 31 December 2024, has been declared payable to the registered shareholders of Harmony on Monday, 14 April 2025.
In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:
•The dividend has been declared out of income reserves;
•The local Dividend Withholding Tax rate is 20%;
•The gross local dividend amount is 227.00000 SA cents (12.29686 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax;
•The net local dividend amount is 181.60000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax;
•Harmony currently has 634 767 724 ordinary shares in issue (which includes 12 584 263 treasury shares); and
•Harmony’s income tax reference number is 9240/012/60/0.
A dividend No. 96 of 227.00000 SA cents (12.29686 US cents*) per ordinary share, being the dividend for the six months ended 31 December 2024, has been declared payable on Monday, 14 April 2025 to those shareholders recorded in the share register of the company at the close of business on Friday, 11 April 2025. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 4 April 2025.
Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder.
Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 181.60000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares:
(a)    a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and
(b)    a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted.
In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows:

Last date to trade ordinary shares cum-dividend is	Tuesday, 8 April 2025
Ordinary shares trade ex-dividend	Wednesday, 9 April 2025
Record date	Friday, 11 April 2025
Payment date	Monday, 14 April 2024
No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 9 April 2025 and Friday, 11 April 2025 both dates inclusive, nor may any transfers between registers take place during this period.
On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker.
The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R18.46/US$1* the dividend payable on an ADR is equivalent to 12.29686 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
*    Based on an exchange rate of R18.46/US$1 at 27 February 2025. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Short-form announcement

This short-form announcement is the responsibility of the board of directors of the Company.

Shareholders are advised that this short-form announcement represents a summary of the information contained in the condensed consolidated financial statements for the interim reporting period ended 31 December 2024 (results booklet) and does not contain full or complete details published on the Stock Exchange News Service, via the JSE link at: https://senspdf.jse.co.za/documents/2025/jse/isse/HARE/HY25result.pdf and on Harmony’s website (www.harmony.co.za) on 4 March 2025.

The financial results as contained in the condensed consolidated financial statements for the six months ended 31 December 2024, from which this short-form announcement has been correctly extracted, have been reviewed by Ernst & Young Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the results booklets as a whole and shareholders are encouraged to review the results booklet, which is available for viewing on the Company’s website and on the JSE link, referred to above.

The results booklet is also available, together with the aforementioned review report by the Company’s external auditors, by emailing HarmonyIR@harmony.co.za.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
4 March 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 4, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director